July 15, 2005

Via Edgar

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Medical Technologies, Inc.
Registration Statement on Form F-1
Publicly Filed on July 15, 2005

Dear Messrs. Mancuso and Hunt:

On behalf of our client, China Medical Technologies, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

If you have any questions, please do not hesitate to contact me at (+852) 2912-2503.

Best regards,

/s/ David T. Zhang

David T. Zhang

of LATHAM & WATKINS LLP

cc:	Xiaodong Wu, Chairman and Chief Executive Officer, China Medical Technologies, Inc.
Sam Tsang, Chief Financial Officer, China Medical Technologies, Inc.
Shuang Zhao, Latham & Watkins LLP, Hong Kong
Leiming Chen, Shearman & Sterling LLP, Hong Kong
Jack Chow, KPMG, Hong Kong
Kenneth Bunce, KPMG-US Capital Markets Group, Hong Kong